1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

February 28, 2014

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)
SEC File Numbers 333-09341 and 811-07739
Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A

Dear Ms. Dubey:

This letter responds to the comments provided to me on our January 28, 2014 telephone conference call, with respect to your review of Post-Effective Amendment No. 37 (“PEA No. 37”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 20, 2013. PEA No. 37 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering Class II Shares of the Institutional Emerging Markets Portfolio (the “Portfolio”), a series of the Registrant. We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Prospectus.

PROSPECTUS

1.	Comment: Please include R-Tags in the amended registration statement to highlight the changes made from the previous registration statement, pursuant to Rule 472.

Response:        The amended registration statement will include R-Tags upon submission.

2.	Comment: Please add the class ticker for Class II of the Portfolio to the cover of the Prospectus.

February 28, 2014 Page 2

Response:        The class ticker will be added prior to the launch of Class II of the Portfolio.

3.

Comment:        In the Portfolio Summary — Investment Objective section, please consider revising the Portfolio’s investment objective by moving the phrase “through investments in equity securities of companies based in emerging markets” to the Principal Investment Strategies section.

Response:        The Registrant respectfully declines to incorporate this comment as the Portfolio’s investment objective is fundamental and may not be changed without a majority vote of the Portfolio’s outstanding shares, as defined under the Investment Company Act of 1940, as amended (the “1940 Act”).

4.

Comment:        In the Portfolio Summary — Portfolio Fees and Expenses section, please remove the sentence “[T]here is no sales charge imposed on purchases of shares” as this disclosure is not required by Items 2-8 of Form N-1A.

Response:        The Registrant has incorporated this comment.

5.	Comment: Please confirm that the Fee Waiver and Expense Reimbursement Agreement will be filed as an exhibit to the Registrant’s registration statement on Form N-1A.

Response:        The Registrant hereby confirms that the Fee Waiver and Expense Reimbursement Agreement will be filed as an exhibit to the Registrant’s registration statement on For N-1A.

6.

Comment:        Please clarify whether the Portfolio is able to recoup any expenses under the Fee Waiver and Expense Reimbursement Agreement and, if so, please include this disclosure in footnote 2 of the Portfolio Fees and Expenses table under Portfolio Summary — Portfolio Fees and Expenses section.

Response:        The Fee Waiver and Expense Reimbursement Agreement between the Registrant and Harding Loevner LP (the “Adviser”) does not contain a recoupment provision.

7.

Comment:        In the Principal Investment Strategies section, please clarify whether the Portfolio’s ability to make investments in short-term or other debt securities refers to investments in emerging markets and/or frontier markets. If so, please confirm that such investments in short-term or other debt securities of emerging markets and/or frontier markets issuers should be included in the Portfolio’s 80% policy.

February 28, 2014 Page 3

Response:        The Portfolio’s ability to make investments in short-term and other debt securities includes the ability to invest in debt securities of emerging markets and/or frontier markets issuers. Such investments would be included in the Portfolio’s 80% policy.

8.

Comment:        In the Portfolio Summary — Principal Investment Strategies section, please clarify how the phrase “…and other countries or markets with similar characteristics” is appropriate criteria to define emerging markets for purposes of the Portfolio’s 80% policy.

Response:        The Portfolio Summary — Principal Investment Strategies section includes a detailed discussion of emerging markets countries, including listing the fifteen countries that fall outside the definition. The referenced language is intended to convey the point that the MSCI Index or World Bank classifications may be potentially under-inclusive.

9.

Comment:        In the Portfolio Summary — Principal Investment Strategies section, please clarify whether the Portfolio adheres to a market capitalization policy with respect to its investments in equity securities and consider the need for additional risk disclosure, as applicable.

Response:        The Portfolio hereby confirms that it does not have a policy with respect to the market capitalization of its investments in equity securities. The Portfolio currently includes risk disclosure with respect to investments in small and mid-capitalization companies in the Additional Information on Portfolio Investment Strategies and Risks — Risks Associated with the Portfolio’s Investment Policies and Techniques section.

10.

Comment:        Please confirm that the Portfolio will not invest in investment companies at such levels to require disclosure of Acquired Fund Fees and Expenses in the Portfolio Summary — Portfolio Fees and Expenses fee table.

Response:        The Portfolio hereby confirms that it does not currently invest in investment companies at such levels to require disclosure of Acquired Fund Fees and Expenses, nor is there a current intention to do so.

February 28, 2014 Page 4

11.

Comment:        Please disclose that any investment companies in which the Portfolio may invest would invest substantially all of their assets in the type of securities consistent with the Fund’s 80% policy to consider such investments within the 80% policy.

Response:        The Registrant has incorporated this comment.

12.

Comment:        In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that the Portfolio may invest up to 35% of its total assets in debt securities of domestic and foreign issuers. Please clarify whether the Portfolio has any credit quality restrictions with respect to such debt securities. If so, please include corresponding risk disclosure.

Response:        The Portfolio currently includes risk disclosure relating to credit quality as well as high yield/high risks securities in the Additional Information on Portfolio Investment Strategies and Risks — Risks Associated with the Portfolio’s Investment Policies and Techniques section.

13.

Comment:        In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that under normal circumstances, not more than 15% of the Portfolio’s total assets will be invested in securities of U.S. companies. Please confirm that such investments in securities of U.S. companies will not be included in the Portfolio’s 80% policy.

Response:        The Portfolio hereby confirms that the Portfolio’s investments in securities of U.S. companies will not be included in the 80% policy.

14.

Comment:        In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that the Portfolio may invest in derivatives. Please clarify whether investments in derivatives will be included in the 80% policy and, if so, how such derivatives will be valued.

Response:        The Portfolio may include investments in derivatives in its 80% policy to the extent that they provide exposure to emerging markets or frontier emerging markets. The Portfolio will value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives.

15.

Comment:        Please consider adding derivatives risk disclosure to the Portfolio Summary — Principal Risks section, as the Portfolio’s ability to invest in derivatives is included as a principal investment strategy.

February 28, 2014 Page 5

Response:        The derivative instruments in which the Portfolio invests are currently limited to participation notes. As a result, the Portfolio has provided tailored risk disclosure in the Principal Risks sections that specifically addresses the risks involved in investing in participation notes.

16.

Comment:        Pursuant to Item 4(b)(2)(i) of Form N-1A, please include disclosure in the Portfolio Summary — Portfolio Performance section stating that past performance is not necessarily an indication of how the Portfolio will perform in the future.

Response:        The Registrant has incorporated this comment.

17.

Comment:        Please remove the following sentences from the Portfolio Summary — Portfolio Performance section as this disclosure is not required by Form N-1A: “Specifically the performance shown for the Institutional I Class reflects the [    ]% in Other Expenses that is not charged to Institutional II Class shares. Had this not been reflected, the performance shown would have been higher.” Please consider moving this disclosure to the Financial Highlights section of the Prospectus.

Response:        The Registrant has incorporated this comment.

18.

Comment:        In the Portfolio Summary — Portfolio Performance section, please confirm that the sentence “[I]n some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Portfolio shares at the end of the measurement period” in footnote 1 of the Average Annual Total Returns table applies to the Portfolio. Please remove this disclosure if it is not applicable to the Portfolio.

Response:        The Registrant has removed this disclosure as it is not applicable to the Portfolio.

19.	Comment: In the Portfolio Summary — Management section, please identify only those portfolio managers who are primarily responsible for the day-to-day management of the Portfolio.

Response:        The Registrant hereby confirms that all three of the portfolio managers identified are primarily responsible for the day-to-day management of the Portfolio.

20.	Comment: Please add the following sentence to the Portfolio Summary — Tax Considerations section: “Upon withdrawal, investments through tax-deferred arrangements may become taxable.”

February 28, 2014 Page 6

Response:        The Registrant has incorporated this comment.

21.	Comment: Please make the relevant conforming changes from the entire Portfolio Summary section to the rest of the Prospectus.

Response:        The Registrant has incorporated this comment.

22.

Comment:        In the Investment Objective and Investment Process — Other Investment Strategies section, please reconcile why the Portfolio’s ability to invest up to 35% of its total assets in debt securities of domestic and foreign issuers is included as an additional investment strategy when it is also a principal investment strategy.

Response:        While the Portfolio has the ability to invest up to 35% of its total assets in debt securities of domestic and foreign issuers, in practice it has not made any such investments. The disclosure has been revised accordingly to reflect that this is an additional investment strategy and not a principal investment strategy. The Portfolio will adjust its disclosure in the future if necessary.

23.

Comment:        In the Shareholder Information — Determination of Net Asset Value — Fair Valuation section, please disclose that the net asset value of the Portfolio’s shares may change on days when shareholders will not be able to purchase or redeem the Portfolio’s shares, pursuant to Instruction 2 of Item 11(a)(3) of Form N-1A.

Response:        The Registrant has incorporated this comment.

24.

Comment:        In the Shareholder Information — Purchase and Redemption of Shares section on pages 10-11, please remove the disclosure stating that Share purchase and redemption orders placed through an authorized broker or broker’s authorized designee will be priced at the NAV per share next determined after they are received in proper form by an authorized broker or the broker’s authorized designee and accepted by the Registrant, as Rule 22c-1(a) under the 1940 Act, requires the Registrant to accept the order for pricing purposes if the order has been received in proper form by a broker or broker’s authorized designee.

Response:        The Registrant respectfully declines to incorporate this comment with regards to purchases, as there may be valid legal reasons why a purchase order in good form may not be accepted. With regards to redemptions, the Registrant has incorporated this comment.

February 28, 2014 Page 7

25.	Comment: In the Financial Highlights section, please include the financial highlights of Class I of the Portfolio, pursuant to Item 13 of Form N-1A.

Response:        The Registrant has incorporated this comment.

26.	Comment: Please include the Registrant’s Investment Company Act file number on the bottom back cover page of the Prospectus.

Response:        The Registrant has incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

27.

Comment:        In the Investment Restrictions section, the SAI states that finance companies as a group are not considered a single industry for purposes of the Registrant’s industry concentration policy. Please consider revising this disclosure in light of the fact that the SEC Staff believes that finance companies could be deemed a group of related industries.

Response:        The Registrant respectfully declines to incorporate this comment. Because the Registrant’s policy is specific to an industry and not a group of industries, the Registrant believes that the current disclosure is appropriate. Further, Guide 19 notes that registrants are permitted to select their own industry classifications provided that they are reasonable.

28.	Comment: Please consider adding a non-fundamental policy regarding the Registrant’s investments in groups of related industries.

Response:        The Registrant respectfully declines to incorporate this comment as Form N-1A requires disclosure of “any policy to concentrate in securities of issuers in a particular industry or group of industries.”

29.

Comment:        In the Investment Restrictions section, please add the Portfolio’s investment objective to the list of Fundamental Investment Restrictions, as that investment objective is designated as fundamental in the Portfolio’s Prospectus.

Response:        The Registrant has incorporated this comment.

30.	Comment: In the Distribution of Fund Shares section, please include a list of the principal types of activities for which payments are or will be made, pursuant to Item 19(g)(1) of Form N-1A.

February 28, 2014 Page 8

Response:        The Registrant has provided additional disclosure regarding the category of expenses that are included in the relevant 12b-1 plans. In addition, the fund management has discussed with the distributor, who is an unaffiliated third party, the possibility of providing more detailed cost information for future updates.

*                         *                        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier